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                                                                 Exhibit (a)(14)

                       MOHAWK CORP. RECEIVES HSR APPROVAL
                         FOR TENDER OFFER FOR PSC INC.

   Skaneateles Falls, New York, June 21, 2000--Mohawk Corp., an affiliate of Welch Allyn Data Collection, Inc., announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to its tender offer to acquire all outstanding shares of Common Stock, Series A Convertible Preferred Stock and Warrants to acquire Common Stock of PSC Inc. (Nasdaq: "PSCX"). The offer is being made by Mohawk Corp.'s wholly owned subsidiary Mohawk Acquisition Corp. pursuant to a merger agreement entered into on June 5, 2000 among Mohawk Corp., Mohawk Acquisition Corp. and PSC Inc.

   The offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, July 17, 2000, unless it is extended. The offer remains subject to receipt of satisfactory financing for the offer and other customary conditions.

   Questions may be directed to Innisfree M&A Incorporated, which is acting as Information Agent with respect to the Offer, at (212) 750-5833 or (888) 750-5834.

   Investors and security holders are advised to read both the tender offer statement regarding the tender offer filed by Mohawk Corp. and Mohawk Acquisition Corp. with the Securities and Exchange Commission and the solicitation/recommendation statement filed with the Commission by PSC Inc. Investors and security holders may obtain a free copy of these statements and other documents filed by Mohawk Corp., Mohawk Acquisition Corp. and PSC Inc. with the Commission at the Commission's web site at http://www.sec.gov.